UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Results of the Annual General Meeting of Shareholders

of KB Financial Group Inc. for Fiscal Year 2021

On March 25, 2022, KB Financial Group Inc. held its annual general meeting of shareholders for fiscal year 2021. Five out of six agenda items were approved and ratified, and one agenda item was rejected as set forth below.

Agenda:

1)	Approval of financial statements and the proposed dividend payment for fiscal year 2021:

Approved as originally proposed.

2)	Appointment of directors (one non-standing director and six non-executive directors)

2-1)	Jae Keun Lee, Non-Standing Director Candidate:

Approved as originally proposed.

2-2)	Suk Ho Sonu, Non-Executive Director Candidate:

Approved as originally proposed.

2-3)	Myung Hee Choi, Non-Executive Director Candidate:

Approved as originally proposed.

2-4)	Kouwhan Jeong, Non-Executive Director Candidate:

Approved as originally proposed.

2-5)	Seon-joo Kwon, Non-Executive Director Candidate:

Approved as originally proposed.

2-6)	Gyutaeg Oh, Non-Executive Director Candidate:

Approved as originally proposed.

2-7)	Jaehong Choi, Non-Executive Director Candidate:

Approved as originally proposed.

3)	Appointment of a non-executive director, who will serve as a member of the Audit Committee

Kyung Ho Kim, non-executive director candidate: Approved as originally proposed.

4)	Appointment of members of the Audit Committee, who are non-executive directors

4-1)	Suk Ho Sonu, Audit Committee member candidate:

Approved as originally proposed.

4-2)	Myung Hee Choi, Audit Committee member candidate:

Approved as originally proposed.

4-3)	Kouwhan Jeong, Audit Committee member candidate:

Approved as originally proposed.

5)	Approval of the aggregate remuneration limit for directors:

Approved as originally proposed.

6)	Appointment of a non-executive director (proposed by the Labor Union of Kookmin Bank, a chapter of the Korean Financial Industry Union, and others)*

Young Soo Kim, non-executive director candidate:

Rejected.

* Shareholder’s proposal by the Labor Union of Kookmin Bank, a chapter of the Korean Financial Industry Union, and others

Details of Approved Agenda Items

•	Key items of the approved financial statements for fiscal year 2021

•	Consolidated financial statements for fiscal year 2021(1)

(In millions of Won, except per share amount)
Total assets	663,895,834
Total liabilities	615,601,914
Share capital	2,090,558
Total equity(2)	48,293,920
Total operating revenue(3)	58,917,647
Net operating income	6,097,617
Profit for the year(4)	4,384,381
Basic earnings per share (Won)	11,134

Note:	(1)	Based on the International Financial Reporting Standards as adopted by the Republic of Korea.
	(2)	Represents total equity, including equity attributable to non-controlling interests.
	(3)	Represents the sum of interest income, fee and commission income, insurance income, gain on financial assets/liabilities at fair value through profit and loss and other operating income.
	(4)	Represents total profit for the year, including profit attributable to non-controlling interests.

•	Separate financial statements for fiscal year 2021(1)

(In millions of Won, except per share amount)
Total assets	28,871,379
Total liabilities	6,358,405
Share capital	2,090,558
Total equity	22,512,974
Total operating revenue(2)	1,654,411
Net operating income	1,435,420
Profit for the year	1,438,866
Basic earnings per share (Won)	3,509

Note:	(1)	Based on the International Financial Reporting Standards as adopted by the Republic of Korea.
	(2)	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss and other operating income.

•	Dividend payment for fiscal year 2021

The year end cash dividend of KRW 2,190 per common share was approved:

1)	Total dividend amount for fiscal year 2021: KRW 1,145,524,944,900*

2)	Dividend yield for fiscal year 2021: 5.1%*

*	Including the quarterly dividend amount of KRW 750 per common share that has already been paid

•	Appointed Non-Standing Director, Non-Executive Directors and Audit Committee Members

•	Number of newly appointed non-standing director: 1

•	Number of newly appointed or re-appointed non-executive directors: 7

•	Number of newly appointed or re-appointed members of the Audit Committee: 4

•	Total Number of Directors and Audit Committee Members Following the Appointment

•	Directors: 9 (including 7 non-executive directors)

•	Members of the Audit Committee: 4 (all non-executive directors)

Details regarding appointment of non-standing director

Name	Date of Birth	Term Of Office	New Appointment	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director
Jae Keun Lee	May 1966	2 years	Yes	• President & CEO, Kookmin Bank (Current) • Senior Executive Vice President, Head of Sales Group, Kookmin Bank • Senior Managing Director, Head of Strategy & Finance Planning Group, Kookmin Bank • Managing Director & CFO, KB Financial Group • General Manager, Financial Planning Department, KB Financial • General Manager, Pangyo Techno Valley Branch, Kookmin Bank • Chief Secretary, Secretariat, KB Financial Group	—

Details regarding appointment of non-executive directors

Name	Date of Birth	Term Of Office	New Appointment	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director
Suk Ho Sonu	September 1951	1 year	No

•  Member of Advisory Committee, Korea Institute of Finance (Current)

•  Visiting Professor, School of Business Administration, Hongik University

•  President’s Advisory Committee Member, Korea Asset Management Corporation

•  Visiting Professor, Business School, Seoul National University

•  Visiting Scholar, Korea Institute of Finance

•  Assistant Professor/Associate Professor/Professor, School of Business Administration, Hongik University and Dean, Graduate School of Business Administration, Hongik University

•  Investment Management Committee Member, Korea Credit Guarantee Fund

•  Civil Advisory Committee Member (Financial Services), Ministry of Foreign Affairs

•  Research Scholar and Head of Research, Korea Corporate Governance Service

•  Non-Executive Director, LG Fashion Corp.

—

Myung Hee Choi	February 1952	1 year	No	• Vice President, Korea Internal Control Assessment Institute (Current) • Auditor, Gigalane Corporation • Self-Evaluation Committee Member, Financial Services Commission	—

Kouwhan Jeong	September 1953	1 year	No

•  Co-president Attorney at Law, Nambujeil Law and Notary Office Inc. (Current)

•  President Attorney at Law, Nambujeil Law and Notary Office Inc.

•  Attorney at Law, Nambujeil Law and Notary Office Inc.

•  Standing Mediator, Korea Medical Dispute Mediation and Arbitration Agency

• Co-president Attorney at Law, Nambujeil Law and Notary Office Inc.

Name	Date of Birth	Term Of Office	New Appointment	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director
Kyung Ho Kim	December 1954	1 year	No

•  Professor, School of Business Administration, Hongik University

•  Non-Executive Director, Citibank Korea Inc.

•  Vice President, Hongik University

•  Local Government Accounting Standards Committee Member, Ministry of the Interior and Safety

•  Advisory Board Member, The Korea Development Bank

•  Policy Advisory Member, The Board of Audit and Inspection of Korea

•  Public Sector Policy Committee Member, Ministry of the Interior and Safety

•  Dean, Graduate School, Hongik University

•  National Accounting System Review Member, Ministry of Economy and Finance

•  Policy Advisory Member, Ministry of the Interior and Safety

•  President, Korea Local Tax Association Co., Ltd.

—

Seon-joo Kwon	November 1956	1 year	No	• Visiting Scholar, Korea Institute of Finance • Chairman & CEO, Industrial Bank of Korea • Head of Risk Management and Customer Protection, Industrial Bank of Korea • Head of Risk Management, Industrial Bank of Korea	—

Name	Date of Birth	Term Of Office	New Appointment	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director
Gyutaeg Oh	February 1959	1 year	No

•  Professor, School of Business Administration, Chung-Ang University (Current)

•  Director, Emerging Infrastructure Fund

•  Non-Executive Director, Moa Savings Bank Co., Ltd

•  Non-Executive Director, Volkswagen Financial Service Korea

•  Risk Management Committee Member, Korea Technology Finance Corporation

•  Evaluation and Compensation Committee Chair, Risk Management Committee Member, Fund Management Evaluation Committee Member, National Pension Service

•  Dean, College of Business and Economics, Chung-Ang University

•  Public Funds Oversight Committee Member, Sub-Committee Chair, Financial Services Commission

•  Dean, Graduate School of Business, Chung-Ang University

•  Non-Executive Director, Kiwoom Securities Co., Ltd.

—

Jaehong Choi	August 1962	2 years	Yes	• Professor, Department of Multimedia & IT Engineering, Gangneung-Wonju National University (Currrent) • Honorary Ambassador, Seoul Digital Foundation • Non-Executive Director, Kakao Corp.	—

Details regarding appointment of members of the Audit Committee

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)
Suk Ho Sonu	September 1951	1 year	No

•  Member of Advisory Committee, Korea Institute of Finance (Current)

•  Visiting Professor, School of Business Administration, Hongik University

•  President’s Advisory Committee Member, Korea Asset Management Corporation

•  Visiting Professor, Business School, Seoul National University

•  Visiting Scholar, Korea Institute of Finance

•  Assistant Professor/Associate Professor/Professor, School of Business Administration, Hongik University and Dean, Graduate School of Business Administration, Hongik University

•  Investment Management Committee Member, Korea Credit Guarantee Fund

•  Civil Advisory Committee Member (Financial Services), Ministry of Foreign Affairs

•  Research Scholar and Head of Research, Korea Corporate Governance Service

•  Non-Executive Director, LG Fashion Corp.

Myung Hee Choi	February 1952	1 year	No	• Vice President, Korea Internal Control Assessment Institute (Current) • Auditor, Gigalane Corporation • Self-Evaluation Committee Member, Financial Services Commission
Kouwhan Jeong	September 1953	1 year	No

•  Co-president Attorney at Law, Nambujeil Law and Notary Office Inc. (Current)

•  President Attorney at Law, Nambujeil Law and Notary Office Inc.

•  Attorney at Law, Nambujeil Law and Notary Office Inc.

•  Standing Mediator, Korea Medical Dispute Mediation and Arbitration Agency

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)

Kyung Ho Kim	December 1954	1 year	No

•  Professor, School of Business Administration, Hongik University

•  Non-Executive Director, Citibank Korea Inc.

•  Vice President, Hongik University

•  Local Government Accounting Standards Committee Member, Ministry of the Interior and Safety

•  Advisory Board Member, The Korea Development Bank

•  Policy Advisory Member, The Board of Audit and Inspection of Korea

•  Public Sector Policy Committee Member, Ministry of the Interior and Safety

•  Dean, Graduate School, Hongik University

•  National Accounting System Review Member, Ministry of Economy and Finance

•  Policy Advisory Member, Ministry of the Interior and Safety

•  President, Korea Local Tax Association Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 25, 2022	By: /s/ Scott Y. H. Seo
(Signature)

Name: Scott Y. H. Seo
Title: Senior Managing Director and Chief Finance Officer